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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                   July 10, 2003
                                                                 Fair Disclosure

                              Hanaro Telecom, Inc.
                          2003 June Subscriber Numbers


1. BROADBAND
                         Products                                     June
   ----------------------------------------------------           -------------
   Residential           ADSL                                       1,168,351
                         Cable Modem                                1,615,803
                         ------------------------------           -------------
                         SUB-TOTAL                                  2,784,154
   ====================================================           =============
   Corporate             ADSL                                          19,858
                         Cable Modem                                    2,646
                         ------------------------------           -------------
                         SUB-TOTAL                                     22,504
   ====================================================           =============
   VDSL                                                               107,188
   ----------------------------------------------------           -------------
   LMDS                                                                34,736
   ----------------------------------------------------           -------------
   Wireless LAN                                                        14,932
   ----------------------------------------------------           -------------
                         TOTAL                                      2,963,514
   ====================================================           =============
                         NET ADDITION                                  -5,524
   ====================================================           =============


2. VOICE
                         Products                                    June
   ----------------------------------------------------           -------------
   Residential                                                        718,590
   ----------------------------------------------------           -------------
   Corporate                                                          272,255
   ----------------------------------------------------           -------------
   VoIP                                                                25,898
   ----------------------------------------------------           -------------
                         TOTAL                                      1,016,743
   ====================================================           =============
                         NET ADDITION                                   5,525
   ====================================================           =============


3. LEASED LINE
                         Products                                    June
   ----------------------------------------------------           -------------
   Leased line                                                          3,287
   ----------------------------------------------------           -------------
   Internet dedicated                                                   3,691
   ----------------------------------------------------           -------------
   LMDS(I/D)                                                               14
   ----------------------------------------------------           -------------
   International Leased Line                                               43
   ----------------------------------------------------           -------------
                         TOTAL                                          7,035
   ====================================================           =============
                         NET ADDITION                                     -90
   ====================================================           =============


4. GRAND TOTAL
                                                                     June
   ----------------------------------------------------           -------------
                         TOTAL                                      3,987,292
   ====================================================           =============
                         NET ADDITION                                     -89
   ====================================================           =============